Dale E. Short — (310) 789-1259 — dshort@troygould.com

December 9, 2013

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Kindred Biosciences, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 2, 2013
File No. 333-192242

Ladies and Gentlemen:

By letters dated December 5, 2013 and December 9, 2013, respectively, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Kindred Biosciences, Inc. (the “Company”) with comments on the Company’s pre-effective Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”) submitted on December 2, 2013.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letters dated December 5, 2013 and December 9, 2013, respectively.

The Company has revised the Registration Statement in response to the Staff’s comments and concurrently is filing pre-effective Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”). In addition to changes made in response to the Staff’s comments, the Amended Registration Statement contains corrections of some typographical errors that appeared in the Registration Statement, none of which is material in the Company’s view.

To facilitate the Staff’s review of the Amended Registration Statement, we are providing supplementally with this letter a blacklined copy of the Registration Statement marked to show changes from the Registration Statement.

Securities and Exchange Commission

December 9, 2013

Business, page 53

1.	We note your response to our prior comment 17 from our letter dated October 29, 2013 and your representation on page 80 that the USDA regulates the manufacture of pet biologics. We also note that there is a memorandum of understanding between the Animal and Plant Health Inspection Service and the Food and Drug Administration regarding the procedures for resolving jurisdictional issues concerning the regulation of certain animal products as biologics under the Virus-Serum-Toxin Act or as drugs under the Federal Food, Drug, and Cosmetic Act. Please amend your disclosure to explain that your biologics may be regulated by the FDA, and how your development plans for your biologic product candidates may be impacted if the FDA is the appropriate regulatory authority. Alternatively, please expand your disclosure to include any communications with the FDA or reasoning that leads you to believe that your biologic will necessarily not be regulated by the FDA.

COMPANY’S RESPONSE

The Company has revised the disclosures on pages 16 and 84 of the Amended Registration Statement in response to the Staff’s comments.

General

1.	We note your response to our prior comment 1. Please expand your disclosure to clarify on pages 3 and 65 of your registration statement that the FDA may have regulatory jurisdiction over your biologic product candidates in some instances.

COMPANY’S RESPONSE

The Company has revised the disclosures on pages 3 and 65 of the Amended Registration Statement to respond to the Staff’s comment.

* * *

If you have any questions regarding this response, please direct them to the undersigned

Very truly yours,

/s/ Dale E. Short
Dale E. Short

DES/wp

Cc:	Vanessa Robertson
Jim Rosenberg
Matthew Jones
John Krug
Daniel Greenspan